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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                                ---------------

(MARK ONE)

   /X/     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                         COMMISSION FILE NUMBER 1-15399

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Packaging Corporation of America
                        Thrift Plan for Hourly Employees

    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Packaging Corporation of America
                             1900 West Field Court
                             Lake Forest, IL 60045

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                              REQUIRED INFORMATION

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
                                                                PAGE
                                                              --------
A.  Financial Statements

  Report of Independent Auditors............................     1

  Financial Statements:

    Statement of Net Assets Available for Benefits as of
     December 31, 2000......................................     2
    Statement of Changes in Net Assets Available for
     Benefits for the period from February 1, 2000, date of
     inception, to December 31, 2000........................     3
    Notes to Financial Statements...........................     4

B.  Exhibits

  23  Consent of Independent Auditors

                         REPORT OF INDEPENDENT AUDITORS

Benefits Administration Committee
Packaging Corporation of America Thrift Plan for Hourly Employees

We have audited the accompanying Statement of Net Assets Available for Benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees as of December 31, 2000, and the related Statement of Changes in Net Assets Available for Benefits for the period from February 1, 2000, date of inception, to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the period from February 1, 2000 to December 31, 2000, in conformity with accounting standards generally accepted in the United States.

Ernst & Young LLP
Chicago, Illinois
May 11, 2001

                        PACKAGING CORPORATION OF AMERICA
                        THRIFT PLAN FOR HOURLY EMPLOYEES
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 2000

ASSETS
Interest in Master Trust....................................  $66,254,475
Contributions receivable:
  Company...................................................       29,375
  Participant...............................................      102,163
                                                              -----------
                                                               66,386,013

LIABILITIES
Administrative expenses.....................................       21,103
                                                              -----------
Net assets available for benefits...........................  $66,364,910
                                                              ===========

SEE ACCOMPANYING NOTES.

                        PACKAGING CORPORATION OF AMERICA
                        THRIFT PLAN FOR HOURLY EMPLOYEES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS PERIOD FROM FEBRUARY 1, 2000, DATE OF INCEPTION, TO DECEMBER 31, 2000

ADDITIONS
Contributions:
  Company...................................................  $ 1,430,363
  Participants..............................................    5,156,957
  Rollover..................................................       17,229
Net investment loss from Master Trust.......................   (3,924,505)
                                                              -----------
Total additions.............................................    2,680,044

DEDUCTIONS
Administrative expenses.....................................       95,630
Benefit payments............................................    3,259,620
                                                              -----------
Total deductions............................................    3,355,250
Transfer of assets from Pactiv Corporation Thrift Plan for
  Hourly Employees..........................................   67,040,116
                                                              -----------
Net assets available for benefits...........................  $66,364,910
                                                              ===========

SEE ACCOMPANYING NOTES.

                        PACKAGING CORPORATION OF AMERICA

                        THRIFT PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

     PERIOD FROM FEBRUARY 1, 2000, DATE OF INCEPTION, TO DECEMBER 31, 2000

1.  DESCRIPTION OF THE PLAN

    The following description of the Packaging Corporation of America (the Company or PCA) Thrift Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the applicable Summary Plan Description, including the special appendix sections (Special Appendix) for a more complete description of eligibility requirements, contribution limits, Company matching contributions, if any, and vesting provisions.

GENERAL

    The Plan is a defined-contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers eligible hourly employees of the Company, its subsidiaries, and covered groups that have adopted the Plan. Assets of $67,040,116 were transferred from the Pactiv Corporation Thrift Plan for Hourly Employees on February 1, 2000. Pactiv Corporation owned the predecessor company to Packaging Corporation of America prior to April 12, 1999.

CONTRIBUTIONS

    Eligible employees electing to participate in the Plan may make salary deferral contributions through payroll deductions based upon the deferral percentage limits specified in the separate Special Appendix, with such contributions limited to $10,500 for the year 2000. The Company contributes on behalf of the participants a matching contribution equal to an amount detailed in each location's Special Appendix.

    The Company matching contributions are invested in the Plan's investment funds based on the participant investment elections.

PARTICIPANT ACCOUNTS

    Each participant's account is credited with the participant's contributions, Company contributions, and an allocation of Plan earnings/(loss). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

    Participants are immediately 100% vested in the value of their pre-tax contributions and rollovers from other qualified plans.

    The Company's matching contribution, if any, becomes vested in accordance with the schedule detailed in each covered location's Special Appendix.

    Upon attainment of age 65, or termination of employment due to death or permanent disability, a participant will become 100% vested in the Company matching contributions. Forfeited non-vested accounts will be applied to reduce future Company matching contributions.

                        PACKAGING CORPORATION OF AMERICA

                        THRIFT PLAN FOR HOURLY EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     PERIOD FROM FEBRUARY 1, 2000, DATE OF INCEPTION, TO DECEMBER 31, 2000

1.  DESCRIPTION OF THE PLAN (CONTINUED)
INVESTMENT OPTIONS

    Participants may elect to invest their account balances in any of the available investment options provided by the Plan.

    Participants may change their investment options on any business day.

BENEFIT PAYMENTS

    In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment. The portion of the participant's account invested in the PCA common stock fund shall be distributed in kind.

    Certain participants, as specified in each location's Special Appendix, who have attained age 55 may elect an in-service withdrawal from the value of their vested company matching contribution account. Certain participants, as specified in each location's Special Appendix, who have attained age 59 1/2 may elect to withdraw all or part of their entire account balances.

    Certain participants, as specified in each location's Special Appendix, may, subject to the approval of the plan administrator, make a hardship withdrawal from their salary deferral contributions. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

ADMINISTRATIVE EXPENSES

    Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

PARTICIPANT LOANS

    A participant may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans, which are payable over a term specified by the Plan, bear interest at the prime rate as published by the WALL STREET JOURNAL and are secured by a participant's account balance in the Plan. Loans must be repaid within 54 months with principal and interest payments made through payroll deductions.

PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                        PACKAGING CORPORATION OF AMERICA

                        THRIFT PLAN FOR HOURLY EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     PERIOD FROM FEBRUARY 1, 2000, DATE OF INCEPTION, TO DECEMBER 31, 2000

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

    The Plan's beneficial interest in the PCA Master Trust (Master Trust) represents the Plan's share of the Master Trust's investments stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of participation units owned by the Master Trust in the common collective trust fund and the fair value of the commingled fund were based on quoted redemption value on the last business day of the Plan's fiscal year. Participant loans are stated at cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

    Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company contributions are deposited as soon as administratively practicable after each pay period.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  MASTER TRUST

    The Master Trust includes assets of the Plan and the Packaging Corporation of America Retirement Savings Plan for Salaried Employees. The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 2000.

                        PACKAGING CORPORATION OF AMERICA

                        THRIFT PLAN FOR HOURLY EMPLOYEES

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     PERIOD FROM FEBRUARY 1, 2000, DATE OF INCEPTION, TO DECEMBER 31, 2000

3.  MASTER TRUST (CONTINUED)
    The following table presents the fair value of investments for the Master
Trust:

                                                              DECEMBER 31, 2000
                                                              -----------------
ASSETS
Mutual funds................................................    $ 95,369,344
Common collective trust fund................................      44,829,431
Common stock................................................      16,428,871
Commingled fund.............................................      15,166,171
Participant loans...........................................       2,735,966
                                                                ------------
Total assets................................................    $174,529,783
                                                                ============

Plan's percentage interest in Master Trust at December 31,
  2000......................................................           37.96%
                                                                ============

    Mutual fund securities are comprised of investments in the following funds:
PIMCO Total Return, Washington Mutual, Europacific Growth, Founders Discovery, Invesco Total Return, and Fidelity Growth Company. The common stock funds are invested in PCA, Pactiv and Tenneco Automotive stock. The common collective trust fund is invested in PRIMCO IRT Stable Fund. The commingled fund is invested in the BGI Equity Index Fund.

    Investment income is allocated to each participating plan in the Master Trust at the end of each month. The allocation is based on each plan's individual interest in the Master Trust.

    Investment income (loss) for the Master Trust was as follows:

                                                              FEBRUARY 1, 2000
                                                                     TO
                                                                DECEMBER 31,
                                                                    2000
                                                              -----------------
Interest....................................................     $ 2,811,610
Dividends...................................................       7,247,442
Net realized and unrealized appreciation (depreciation) in
  fair value of:
  Mutual funds..............................................     (16,058,901)
  Common stock..............................................         357,436
  Commingled fund...........................................        (756,992)
                                                                 -----------
Total investment loss.......................................     $(6,399,405)
                                                                 ===========

4.  TAX STATUS

    The Plan has applied for and received a favorable determination letter dated May 9, 2001 from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                                   SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                      Packaging Corporation of America
                                                      Thrift Plan for Hourly Employees
                                                      (Name of Plan)

                                                                    /s/ ANDREA L. DAVEY
                                                      ------------------------------------------------
                                                                      Andrea L. Davey
Date: June 27, 2001                                           VICE PRESIDENT--HUMAN RESOURCES

                                INDEX TO EXHIBIT

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
    23                                Consent of Independent Auditors